UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K                                           ☐ Form 20-F                                     ☐ Form 11-K                                           ☐ Form 10-Q
☐ Form 10-D                                           ☐ Form N-SAR                                ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K                                                                           ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                           ☐ Transition Report on Form 11-K
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant Former name if applicable Address of principal executive office City, state and zip code	China Shianyun Group Corp., Ltd China Green Creative, Inc. 18/F., Development Centre Building, South of Renmin Rd. Shenzhen, Guangzhou Province, China

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ ☒
(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of preparing its consolidated financial statements as at December 31, 2013 and for the fiscal year then ended.  The process of compiling and disseminating the information required to be included in its Form 10-K Annual Report for the 2013 fiscal year, as well as the completion of the required audit of the Registrant’s financial information, could not be completed by March 31, 2014 without incurring undue hardship and expense.  The Registrant undertakes the responsibility to file such annual report no later than fifteen calendar days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Xingzhang Ye                       (011-86-755)                 23998799

        (Name)                            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒    Yes      ☐    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒ Yes     ☐     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the year ended December 31, 2013 amounted to $2,005,497, compared to $6,870,194 for the same period in 2012, representing a significant decrease of 70.8%.  The significant decrease was mainly due to a decrease in sales of consumer products.   Sales of consumer products significantly decreased from $5,053,566 for the year December 31, 2012 to $829,227 for the year ended December 31, 2013, representing a decrease of $4,224,339, or 83.6%. This substantial decrease is a result of the modification of our business strategies during 2013.  In China, the industry of ecologically farming food is driven by increased purchasing power of consumers.  We believe that ecological farming food market will lead food industry with its rapid growth and adjusted our focus accordingly in 2013. As a result, the sales of consumer products were greatly affected in the transitional period we underwent. Commencing from the third quarter of 2013, ecological farming products have been gradually introduced to and accepted by the market. Sales of ecological farming products generated $829,227 in revenue for the year ended December 31, 2013.

As a result of the decrease of sales of consumer products caused by our strategic adjustment in 2013, we recorded a pretax loss of $381,508 for the year ended December 31, 2013, compared to a pretax profit of $685,670 for the years ended December 31, 2012.

In addition, please be advised that, as the date of this filing, the financial accounting of the Company for the 12 months ended December 31, 2013 has not been completed and numbers disclosed herein are subject to the final audited financial statements of the Company as of December 31, 2013 and 2012.

China Shianyun Group Corp., Ltd.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

China Green Creative, Inc.

Date: April 1, 2014	By:	/s/ Xingzhang Ye
Xingzhang Ye
Chief Executive Officer